WESTERN SIZZLIN CORPORATION

October 8, 2009

VIA EDGAR AND FACSIMILE

David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Western Sizzlin Corporation
Form 10-K for the year ended December 31, 2008
File No. 000-25366

Dear Mr. Humphrey,

On behalf of Western Sizzlin Corporation (the “Company,” “we,” “us” or “our”), set forth below are the Company’s responses to the letter of comment dated September 17, 2009 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  For your convenience, we have reproduced the text of the Staff’s comments in italics below and the Company’s responses appear immediately below each comment.

Item 1. Business

1.
We note from your discussion included on page 7 of your filing that you currently do not consider yourself to be an investment company as defined in Section 3 of the Investment Company Act of 1940.  We also note that you intend “to restrict operations and investment activities” to avoid becoming an investment company, but that you could inadvertently fall within that definition and be required to register.  Please tell us in your response and revise your disclosure here and throughout your filing, as appropriate, to more clearly explain how such events might occur.  For example, if you are relying upon numerical criteria (e.g. restricting the value of these investment securities relative to total assets) please describe and quantify the applicable restrictions and your current degree of compliance. Alternatively, please cite and explain any applicable exemption(s) or exceptions upon which you are relying in reaching your conclusion.

The Company advises the Staff that, as disclosed in the Form 10-K, the Company has historically been principally engaged in franchising and operating restaurants, and we do not presently intend to change our principal business.  However, we may inadvertently fall within the definition of an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), in part if we own investment securities having a value exceeding 40% of the value of our total assets (excluding government securities and cash items) on an unconsolidated basis.  Although investment securities currently represent less than 40% of our total assets, determined as described in the succeeding paragraph, the value of the investment securities that we hold, and the total value of our assets, can change significantly from time to time.  As a result, we could fail to satisfy the 40% test in part if the value of our investment positions increases substantially, or if the value of our non-investment assets decreases substantially.  Failure to satisfy the 40% test does not automatically mean that we would be required to register under the 1940 Act, and the Board has not adopted any strict numerical limit on our investment activities.

October 8, 2009

We refer the Staff to the Company’s response letter dated February 5, 2009 to the Staff’s comment letter dated January 6, 2009 regarding the Form 8-K/A filed by the Company on November 24, 2008, in which the Company provides the bases for its calculations of the 40% test and the reasons why it believes that it does not fall within the definition of an “investment company” under the 1940 Act.  In addition, we inform the Staff on a supplemental basis that as of June 30, 2009, the total value of the assets of the Company (excluding government securities and cash items) was $33,442,909 (representing the market capitalization of the Company on such date of $34,690,579, less government securities and cash of $1,247,670).  The market value of the investment securities held by the Company as of such date was $10,299,949, representing approximately 30.80% of the Company’s total assets (determined as described above and excluding government securities and cash items) as of such date.

As requested by the Staff, we will revise our disclosure in future filings to clearly explain how we may inadvertently fall within the definition of an investment company under the 1940 Act.

Consolidated Balance Sheets, page F-2

2.
As the marketable securities held by the holding company are accounted for under FASB Accounting Standards Codification 320-10-05-2 and are categorized as available-for-sale, consideration should be given to presenting them separately on the face of the balance sheet for clarity.  We note that you have made this distinction on the face of the Statement of Operations and the Statements of Stockholders’ Equity with regard to unrealized gains and losses.

We note the Staff’s comment and will revise future filings to present marketable securities held by the holding company separately on the face of the balance sheet.

Consolidated Statements of Cash Flows, page F-5

3.
Please consider changing the subtitle “Investment Activities” under Cash Flows from Operating Activities to “Investment Operations” or similar, as the current nomenclature given the proximity of presentation to Cash Flows from Investing Activities is confusing.

We agree with the Staff’s observation that the current nomenclature may be confusing and will revise future filings to change such subtitle to “Investment Operations.”

4.
Cash flows from purchases, sales and maturities of available-for-sale securities should be classified as cash flows from investing activities in accordance with FASB Accounting Standards Codification 320-10-45-11.  Please revise or advise.

We concur with the Staff’s comment and will revise future filings to classify such cash flows as cash flows from investing activities.

Investment in Real Estate, page F-15

5.
We note that the 23 acres of real property in Texas was acquired as an investment in December 2007 and that it is carried at cost.  Please discuss, in detail, the consideration given to the recoverability of this property as of December 31, 2008 and as of June 30, 2009.

The Company purchased land in San Antonio, Texas in December 2007 for a cost of approximately $3.7 million, which has been recorded on the books as an undepreciable asset at cost.  The land is being held for future development.

As of December 31, 2008 and June 30, 2009, the Company considered the recoverability of the property.  In connection with such consideration, the Company analyzed the surrounding real estate market, including via discussions with real estate professionals, and concluded as of each of those dates that there were no circumstances or events that warranted any potential impairment or reduction in value of the property.

October 8, 2009

Investments in Marketable Securities, page F-17

6.	Please provide to us a list of the marketable securities held by Mustang comprising the $6.6 million at December 31, 2008.

We refer the Staff to the list of marketable securities attached hereto as Annex A, which we provide on a supplemental basis in response to the Staff’s comment.

7.
As a related matter, we note from Note 13 that $1.5 million of this balance is valued using Level 2 factors.  Please tell us what comprises the $1.5 million, and provide to us a brief summary of how this was valued.  That is, describe your methodology and significant assumptions.

We advise the Staff that the $1.5 million investment valued using Level 2 factors is Trinity Bank, N.A., which is traded on the OTCBB, and has limited trading activity.  This investment is reported at fair value using valuation methodologies giving consideration to a range of factors including last known sales price; any current bids or offers on the stock; comparisons to publicly traded stocks with appropriate discounts for liquidity; size of position; control data research; current market conditions.

8.
Please explain to us why you have chosen different classifications for investments held by the parent and by the subsidiaries (available for sale and trading, respectively), but, according to Note 1 (g), treat all realized gains and losses as operating items.  Specifically address why you believe the holding company should consider gains and losses on its own investments as operating items.  Your attention is invited to Rule 5-03 (b) (7) and (9) of Regulation S-X.

We acknowledge the Staff’s comment and will revise future filings to treat realized gains and losses appropriately in accordance with the rules referenced by the Staff.   Specifically, we note that the investments held by the parent are held for an indefinite period and are therefore classified as available for sale, and realized gains and losses from the sale of available for sale securities should not be considered operating items, but rather should be classified as other income (expense) on the Consolidated Statement of Operations.

Note 19. Investment in Unconsolidated Joint Venture, page F-28

9.
We note the significance of “Equity in income (loss) of joint venture” relative to “Income (loss) before income tax expense” during the three periods for which income statements have been presented.  Please discuss the consideration given to the disclosure requirements of Rule 3-09 of Regulation S-X for each of these periods.  If you believe that the 20% significance threshold has not been met under the third condition in any of these periods, please provide us with the computations you performed under Rule 1-02(w) (3) of Regulation S-X in order to determine that the income test was not met.

We advise the Staff that we considered whether separate audited financial statements of the joint venture should be filed for the year ended December 31, 2008 under Rule 3-09 of Regulation S-X and concluded that they should not be filed.  Our calculations under the requirements of Rule 3-09 and Rule 1-02(w) (3) of Regulation S-X are attached hereto as Annex B and are provided to the Staff on a supplemental basis.  The income of the Company for 2006, exclusive of amounts attributable to noncontrolling interests, is at least 10% lower than the average of the income for the last five fiscal years, exclusive of any loss years.  The same is true for 2007.  Accordingly, such average income is substituted for purposes of the 2006 and 2007 calculations.   These calculations indicate that the joint venture accounted for 20% or less of the Company’s income for 2006 and 2007 under the requirements of Rule 3-09; therefore, we believe separate audited financial statements were not required for the joint venture for these years. The calculation for 2008 indicates that the joint venture’s income for 2008 impacted the Company’s reported consolidated loss for 2008 by only 2.8%.  Therefore, we believe separate audited statements for the joint venture were not required for 2008.

October 8, 2009

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the Staff's comments, or require any additional information, please contact the undersigned at (540) 345-3195 ext. 406.

Sincerely,

/s/ Robyn B. Mabe

Robyn B. Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation

ANNEX A

Mustang Capital Advisors, LP
(A Texas Limited Partnership)
Notes to Consolidated Financial Statement
December 31, 2008

	Percentage of Investments of Consolidated Mustang Funds	Market or fair value
All investments are in the United States.

Investments in securities, at market value:
Common Stocks:
Banking
Chemung Financial Corporation	6.8%	$452,160
Hallmark Financial Services	4.9%	325,367
Manufacturing
O I Corporation	32.1%	2,135,810
McDermott International	4.5%	296,400
Service
KBR Incorporated	10.3%	684,000
Matrix Service Company	9.8%	651,950
Willbros Group	3.8%	255,540
Furmanite Corporation	5.3%	355,201
Total investments, at market value	77.5%	5,156,428
Investments in securities, at fair value:
Common Stocks:
Banking
Trinity Bank, N.A.	22.5%	1,500,000
Total investments, at fair value	22.5%	1,500,000
Total investments in securities	100.0%	6,656,428

Western Sizzlin Corporation Test of JV as Significant Subsidiary under Rule 1-02(w)(3) 3 year period ended 12/31/08	ANNEX B

	2008	2007	2006	2005	2004	2003	2002	2001
All amounts per annual Forms 10K:
Equity in income (loss) of joint venture	199,699	157,516	(160,902)	(21,618)	-	-	-

Income (loss) before income tax expense and minority interests	(7,530,069)	(643,959)	460,147	1,226,618	921,666	413,264	(1,687,728)	529,424
Minority interests	673,626	351,252	-	-	-	-	-	-
Income (loss) before income tax expense	(6,856,443)	(292,707)	460,147	1,226,618	921,666	413,264	(1,687,728)	529,424
Less income (loss) of JV*	(199,699)	(157,516)	160,902	21,618
Adjusted income (loss) before income tax expense	(7,056,142)	(450,223)	621,049	1,248,236	921,666	413,264	(1,687,728)	529,424

Computational Adjustments**

For 2008 - % of JV to adjusted loss before income tax expense	2.8%

For 2007 - the average income for 2007 - 2003 (excluding loss in 2007) was:		$801,054

Since loss in 2007 > 10% change over average for last five years (excluding loss) - use average above		19.7%

For 2006 - the average income for 2006 - 2002 (excluding loss in 2002) was:			$801,054

Since income in 2006 > 10% change over average for last five years (excluding loss) - use average above			-20.1%

* - per Computational Note #1 under Rule 1-02 (w) -  since loss by WS in  2008 and 2007, and loss by JV in 2006 - results of JV are excluded for computations.

** - per Computational Note #2 under Rule 1-02(w) - income of WS is  10% lower than average for last preceding five years.

Threshold for test - if percentage of JV results to WS results is greater than 20% - audited financial statements of JV are required to be filed within 90 days of year-end.

Conclusion - For 2006, we are at 20% but not over.  We looked at issue for overall materiality. Joint venture is not a key component of our operations.